02 APR 22 AM 11:09

PECOM ENERGIA S.A.

de PEREZ COMPANC S.A.

82-3

02028586

Buenos Aires, April 16th., 2002.

82-3295

Re: Shareholders' Regular Meeting held on April 3rd., 2002.

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

02 APR 19 PM 4:24
RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Messrs.
The Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-9, Room 3117 450 Fifth Street, NW
Washington D.C. 20549
U.S.A.

Perez Companc

Dear Sirs,

This is to inform you a summary of the resolutions adopted in each item of the Agenda of the Shareholders' Meeting of Perez Companc S.A. held on April 3rd., 2002.

The items of the Agenda were as follows:

The following was unanimously approved by those present at the meeting:

1°) Consideration of the Annual Report, Inventory, General Balance Sheet, Statement of Income, Statement of Changes in Shareholders' Equity, Statement of Cash Flow, Notes and Exhibits supplementary to the Balance Sheet, Report of the Supervisory Committee and Report on Performance of the Management and Supervisory bodies for the fiscal year ended on December 31, 2001.

2°) Not to distribute profits, the amount of $1,855,472,880 being recorded in New Account. In addition the fees proposed by the Board of Directors were approved and charged to income for the year as follows: Board of Directors' Fees: $2,124,500 and Supervisory Committee's Fees: $72,000, resulting in a total amount of $2,196,500. Taking into account that approval of the fees implies an amount exceeding the 5% limit set in section 261 of the Business Associations Law, pursuant to item III.3.2 of Resolution Nbr 368/2001 of the CNV (Argentine National Securities Commission), the Board of Directors shall hold a Shareholders' Meeting for the purposes and under the terms therein described.

dlw 4/23

3°) To fix the number of Regular Directors at ten (10) and the number of Alternate Directors at two (2). The following persons have been appointed to fill the positions: Regular Directors **JORGE GREGORIO PEREZ COMPANC, OSCAR ANIBAL VICENTE, JORGE PEREZ COMPANC, LUIS PEREZ COMPANC, CHARLES GILLESPIE, ELIEZER BATISTA, WALTER FEDERICO SCHMALE, CARLOS ALBERTO CUPI, MARIO CESAR LAGROSA and GUSTAVO ENRIQUE YRAZU; Alternate Directors MARÍA CARMEN SUNDBLAD DE PEREZ COMPANC and MATÍAS BAUER.**

To deal with the following items on a joint basis: "**4°)** Appointment of the members of the Supervisory Committee" and "**5°)** Consideration of the compensation of the certified public accountant who audited the general balance sheet as of 12-31-01, appointment of the certified public accountant who will certify the balance sheet for next fiscal year and determination of his compensation".

To such effect the following was unanimously approved: a) To fix in the amount of PESOS THREE HUNDRED AND NINETY FIVE THOUSAND ($395,000) the compensation of Pistrelli, Díaz y Asociados Accounting Firm for the certification of the General Balance Sheet as of 12/31/01 by Daniel G. Minnena, Certified Public Accountant; b) To defer appointment of the Accounting Firm that is to certify the balance sheet for next fiscal year and of the Members of the Supervisory Committee, until the Company's Board of Directors makes a recommendation in such respect resulting from the analysis by the said Board on the hiring of the certification services in question; c) Not to consider the appointment of the Certified Public Accountant who will certify the balance sheet for next fiscal year and, since it is a common practice in the Company to appoint as member of the Supervisory Committee one or more partners of the Accounting Firm in charge of certifying the Company's Balance Sheet, it was delegated unto the Board of Directors addition of items 4) and 5) of this Agenda to the notice of the Shareholders' Meeting to be held according to the Chairman's statement upon approval of Item 2 of the Agenda; d) Both the current members of the Supervisory Committee and the Accounting Firm that certified the Balance Sheet shall hold office until the next Shareholders' meeting to be convened to such effect.

6°) Affirmative vote to the asset swap among related parties.

7°) Appointment of shareholders Perez Companc S.A. and Mr. Emilio Torrens to sign the minutes.

Sincerely Yours,

Jorge de la Rua
Attorney

Daniel Eduardo Rennis
Attorney

02 APR 22 AM 11:09

PECOM ENERGIA S.A.

de PEREZ COMPANC S.A.

EXEMPTION 82-3295

Buenos Aires, April 16, 2002.

Messrs.
The Securities and Exchange Commission
Office of International
Corporate Finance
Stop 3-9, Room 3117
450 Fifth Street, NW
Washington D.C. 20549
U.S.A.

Dear Sirs,

We enclose herewith a press release issued by the Company on April 4th, 2002.

Sincerely yours,

Jorge de la Rua
Attorney

Daniel Eduardo Rennis
Attorney

PECOM
de Perez Companc S.A.

Asset Swap

Buenos Aires, April 4, 2002 – Pecom Energía S.A. (Buenos Aires: PECO) transmits the following press release issued today. Pecom Energía S.A.'s General Regular Shareholders' Meeting held on April 3, 2002, approved the asset swap transaction consummated on February 26, 2002 among Pecom Energía, IRHE (Argentine Branch) and Gentisur S.A. (a company wholly owned by IRHE), related companies under the same controlling group.

Pursuant to the terms of the transaction and with economic effects retroactive to January 1, 2002:

a) Pecom Energía S.A. sells IRHE (Argentine Branch) and Gentisur S.A. its 50 % interest in Pecom Agra S.A. The value assigned by the parties to such interest transferred is US$30 million, accounting for a Ps. 57 million gain approximately that will be fully recognized in the first quarter of 2002 fiscal year.

b) In turn, IRHE (Argentine Branch) and Gentisur S.A. transfer Pecom Energía

- A 0.75 % interest in the Puesto Hernández hydrocarbon UTE in the amount of US$ 4.5 million.
- A 7.5 % equity interest in Compañía Inversora en Transmisión Eléctrica CITELEC S.A. ("Citelec"), controlling company of Transener S.A., in the amount of US$ 15 million.
- A 9.187 % equity interest in Hidroneuquén S.A., a company holding 59 % of Hidroeléctrica Piedra del Aguila S.A.'s capital stock, in the amount of US$ 5.5 million.

The balance, totaling US$ 5 million, will be settled by means of an instrument having a maximum due date in October 2002 and bearing interest at six-month LIBOR plus a 3 % annual spread.

These transactions enable Pecom Energía S.A. to optimize its asset portfolio by means of the incorporation of investments that strengthen its position in the energy sector and the divestiture of non-core assets. Consequently, Pecom Energía S.A.'s holdings in the Puesto Hernández UTE and in Citelec increase to 38.45% and 49.99%, respectively. In addition, minority interest in Hidroneuquén S.A. will grant rights in the Pichi Picún Leufú Complex upstream dam.

Pecom Energía S.A., controlled by Perez Companc S.A., is the largest independently owned energy company in the Latin American region. Its business activities include oil and gas production and transportation, refining and petrochemicals, power generation, transmission and distribution as well as forestry activities. Headquartered in Buenos Aires,

Pecom Energía
Buenos Aires: PECO

Investor Relations

CONTACTS
Daniel E. Rennis
drennis@pecom.com

Alberto Jankowski
ajankows@pecom.com

Tel: (5411) 4344-6655

Visit our new website at http://www.pecom.com